Zodiac Exploration Inc.

TSX VENTURE: ZEX

December 04, 2013

Zodiac Exploration Announces Release of Year Ending September 30, 2013 Financial Results

and provides an Update on Activities

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or “the Company”) (TSX VENTURE:ZEX) announces that it has filed its financial statements and management’s discussion and analysis for the year ended September 30, 2013 on SEDAR at www.sedar.com.

HIGHLIGHTS

During the year ended September 30, 2013, Zodiac:

•	Signed a definitive farmout agreement with Aera Energy LLC, a large California operator, whereby Aera acquired the right to earn a 50% interest in approximately 19,600 net acres of Zodiac lands located in Kings County, California.
o	Drilled the initial Phase 1 vertical earning well reaching TD in April 2013. The well remains on tight hole status while Aera continues to evaluate the results of the well.
•	Engaged Meagher Energy Advisors and Western Energy Production to assist the Company in its previously stated objective of maximizing opportunities on its extensive San Joaquin Basin land base through potential joint ventures, farm outs and dispositions.
•	Continued to develop its land base which currently sits at approximately 72,000 net acres, including a program of lease extensions.
•	Ended the year with $13,923 in cash and $13,914 in working capital.

FINANCIAL HIGHLIGHTS

Canadian $000’s	Year ended September 30
	2013	2012
Revenue	169	194
Net loss	4,511	27,631
Funds used in operations(1)	4,344	3,647
Capital expenditure	2,133	15,901
Total assets	71,726	76,180

Cash & cash equivalents	13,923	20,381

(1)	Funds used in operations as presented does not have any standardized meaning prescribed by generally accepted accounting principles (“GAAP”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities. See "Non-GAAP Measures" below.

Muskwa Acquisition

Subsequent to year end Zodiac announced that it had entered into a definitive agreement (the "Acquisition Agreement") with Muskwa Resources Ltd. ("Muskwa") whereby Zodiac has agreed, subject to certain conditions, to acquire all of the issued and outstanding common shares ("Muskwa Shares") of Muskwa (the "Acquisition"). Muskwa is a private oil and gas company incorporated in 2008 with approximately 54,240 acres of land in central Alberta, primarily in the Duvernay and Nordegg formations, and approximately 9,000 net acres in Montana acquired from Jackfish Exploration Inc. ("Jackfish") and subject to certain earning conditions. Muskwa has a pending acquisition in Montana from Tanglewood Energy Inc. ("Tanglewood") that will add up to approximately 15,000 net acres of land upon satisfaction of certain conditions under the agreement. At this moment, the Tanglewood asset acquisition by Muskwa remains outstanding and there is no certainty that it will be completed.

The Acquisition of Muskwa is expected to be completed by way of an amalgamation and is subject to customary approvals, including approval by Muskwa shareholders and the approval of the TSX Venture Exchange. Closing of the Acquisition is expected to occur during December, 2013.

OUTLOOK

Zodiac plans to continue its process in California to identify additional joint venture partners to assist the Company in assessing and ultimately exploiting the potential within its acquired land base. That process is currently on-going.

Zodiac’s strategy also includes the evaluation of oil and gas opportunities both in North America and Internationally and resulted in the proposed acquisition of Muskwa Resources Ltd., with properties in the Duvernay and Nordegg plays in Alberta and a Grey Bull (Cretaceous) formation channel play in Montana, USA.

The Company expects to focus its resources both on advancing its Californian properties and, assuming closing the Muskwa Acquisition, on developing a systematic plan to both achieve commerciality and appraise the array of resource and conventional plays on its lands in Alberta and Montana. Zodiac's plans for the assets to be acquired as a result of the Muskwa Acquisition include the completion of a 3D seismic survey over the Montana land that is expected to commence in December 2013 and to be followed up with the drilling of two wells by June 2014. The Company’s plans for Alberta includes continuing evaluation of its land base including developing a drilling program to properly test the commerciality of the Duvernay during 2014.

The pace at which this is executed will depend on the resources that the Company has at its disposal.

About Zodiac

Zodiac is a well financed Oil & Gas Exploration company with headquarters in Calgary, Alberta and offices in Bakersfield, California. Zodiac’s core assets are located in California's San Joaquin Basin, where Zodiac holds approximately 72,000 net acres of land in the prolific Monterey/Kreyenhagen Oil Shale formations and, assuming closing of the Muskwa Acquisition, approximately 54,000 acres in the Duvernay formation in Alberta.

For more information, please contact :

Zodiac Exploration Inc.

John Newman, Chief Financial Officer (403) 444-7850

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain information contained herein may constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities laws, including the Company's search for additional joint venture partners, farmouts and/or asset dispositions under the engagement of Meagher Energy Advisors and Western Energy Production and the anticipated benefits therefrom, the anticipated closing and closing date of the Muskwa Acquisition, Zodiac's exploration and development plans for the assets to be acquired as a result of the Muskwa Acquisition. Forward-looking statements look into the future, and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made. Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. Such risks include, but are not limited to; operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, existence or acquisitions of reserves and resources, undeveloped lands, skilled, competent personnel and supplies; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in finding, developing and producing resources and reserves and the additional risks set forth under the heading “Risk Factors” in the Company’s annual information form for the year ending September 30, 2012 dated November 27, 2012 and available under the Company’s SEDAR profile at www.sedar.com. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change except as may be required by applicable securities laws.

The material assumptions that were applied in making the forward-looking statements in this press release include: closing of the Muskwa acquisition during December 2013 in accordance with the terms of the Acquisition Agreement; execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company, or if new information arises, which makes it prudent to change such plans; and execution of the Company’s plans to seek additional joint venture partners and additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources; and, that management has made the correct interpretation and assessment of the seismic and other exploration data in respect of its acreage position and that assuming such correct interpretation has been made, that anticipated resources will be able to be commercially developed.

The Company assumes no obligation to update forward-looking statements except as may be required by applicable securities laws.

Non-GAAP Measures

Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities Commissions in certain Provinces of Canada and the Securities and Exchange Commission.

This press release contains terms commonly used in the oil and natural gas industry, such as funds used in operations. Management believes that funds used in operations is a useful financial measurement which assists in demonstrating operational efficiency. This term is not defined by U.S. GAAP (the applicable accounting standard for the Company) and therefore may not be comparable to similar measures presented by other companies. This term should not be considered an alternative to, or more meaningful than, cash flow used in operating activities. Funds used in operations is calculated by taking net income or loss and adding back non-cash items before net changes in non-cash working capital.